For Immediate Release	Exhibit 99.1

Contact:	Mark H. Collin
Phone 603-772-0775
Fax: 603-773-6605
Email: collin@unitil.com

Unitil Announces Pricing of Equity Offering

Hampton, NH – October 23, 2003 – Unitil Corporation (AMEX:UTL) today announced that it intends to raise $14.8 million (after deducting underwriting discounts and commissions and the estimated expenses of the offering) in a 624,000 share offering of its common stock, which was priced at $25.40 per share. The offering was increased from an original 520,000 shares. Unitil has also granted the underwriters of the offering an option to purchase up to 93,600 additional shares of its common stock to cover over-allotments, if any.

Unitil intends to use the net proceeds from the offering to make an equity infusion in cash into Unitil’s two principal operating subsidiaries, Unitil Energy Systems, Inc. and Fitchburg Gas and Electric Light Company and for general corporate purposes. Unitil Energy Systems, Inc. and Fitchburg Gas and Electric Light Company will use the cash contributions to replace short-term indebtedness incurred to support their ongoing investment in utility distribution facilities.

RBC Capital Markets is acting as lead manager and book runner for the offering and Edward D. Jones & Co., L.P. is acting as co-manager. A copy of the prospectus relating to the offering can be obtained from RBC Capital Markets, Prospectus Department, 60 South Sixth Street, Minneapolis, MN 55402-4422 (phone requests -- 612-371-2818; fax requests -- 612-371-2837). The prospectus has also been filed with the Securities and Exchange Commission and will be available over the internet at the SEC’s website at http://www.sec.gov.

Unitil Corporation is a public utility holding company with subsidiaries providing electric service in New Hampshire, electric and gas service in Massachusetts and energy-related services throughout the Northeast. Its subsidiaries include Unitil Energy Systems, Inc., Fitchburg Gas and Electric Light Company, Unitil Power Corp., Unitil Realty Corp., Unitil Service Corp. and its unregulated business unit Unitil Resources, Inc. Usource L.L.C. is a subsidiary of Unitil Resources, Inc.

This press release contains forward-looking statements, which are subject to the inherent uncertainties in predicting future results and conditions. All statements, other than statements of historical fact, are forward-looking statements. Certain factors that could cause the actual results to differ materially from those projected in these forward-looking statements include, but are not limited to the following: variations in weather; changes in the regulatory environment; customers’ preferences on energy sources; general economic conditions; increased competition; fluctuations in supply, demand, transmission capacity and prices for energy commodities; and other uncertainties, all of which are difficult to predict, and many of which are beyond the control of Unitil Corporation.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy shares of Unitil Corporation common stock, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Corporate Office
6 Liberty Lane West
Hampton, NH 03842-1720

Phone: 603-772-0775
Fax: 603-773-6605

E-mail: corp@unitil.com